ICIM Services
Partners in Risk Management

January 28, 2009

Mr. Scott Stroh
Legal Counsel
Saturna Capital Corporation
1300 N. State Street
Bellingham, WA 98225

RE: Saturna Capital Corporation ("Saturna")
ICI Mutual Investment Company Blanket Bond No. 89265108B ("Bond")

Dear Scott:

At your request, we are offering to increase the Bond coverage for Saturna, effective 01/12/09:

Limit increase to $2,010,000

Pro-rata Bond Premium (1/12/09-12/15/09)	$369.00
Washington State Tax	$7.00
Total Due	$376

Please note that the new annual premium is $17,400 (not including Washington State Tax).
Please execute the following, as well as the attached Loss History Questionnaire, to confirm your acceptance of this increase.

Authorized Representative: /s/ Gordon S. Stroh
Title: Legal Counsel
Date: 1/29/2009

Please send this executed confirmation immediately via mail, fax or email to:

(a) FAX: 202.682.2425 (ATTN: Swenitha Nalli); or
(b) E-MAIL: nalli@icimutual.com; or
(c) MAIL: ICI Mutual
14012 H Street NW, Suite 1000
Washington, DC 20005
ATTN: Swenitha Nalli

Payment can be made either via check or wire, as follows:

(a) delivering check to: ICI Mutual
P.O. Box 1911
Brattleboro, VT 05302-1911; or

(b) wiring funds directly to Chittenden Bank, Burlington VT (ABA #011600062,
Account # 0016905631).

If you have any questions, please do not hesitate to call or email me.

Very truly yours,

/s/ Maggie Sullivan
Senior Underwriter